EXHIBIT 99.1

Just Energy Group Inc. Announces Delay in Filing Financial Statements and Application for Management Cease Trade Order

TORONTO, Feb. 16, 2021 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (TSX:JE; NYSE:JE) (“Just Energy” or the “Company”), a retail energy provider specializing in electricity and natural gas commodities, renewable energy options and carbon offsets, announced today that it will miss its filing deadline of February 16, 2021 to file its unaudited interim condensed consolidated financial statements for the three and nine months ended December 31, 2020 (the “Interim Financial Statements”), its management discussion and analysis on the Interim Financial Statements, and the CEO and CFO certificates in respect of the Interim Financial Statements (collectively, the “Reporting Documents”) as required by applicable Canadian securities laws.

The extreme cold temperatures throughout the State of Texas commencing on or about February 13, 2021, continuing through the past few days and forecast to continue throughout the upcoming week, have caused increases in power demand and rolling blackouts (the “Weather Event”). The increased demand and rolling blackouts resulting from the Weather Event has caused the Company to have to balance power supply at very high clearing prices through the Electric Reliability Council of Texas (ERCOT), the independent system operator which manages the flow of electric power to most of the State. The impact of the Weather Event may result in a positive or negative financial impact to the Company, which could be substantial. Management is currently assessing the impact of the Weather Event on the Company, and cannot finalize the Reporting Documents until its review and understanding of the Weather Event and its impact on the Company’s financial condition can be reasonably estimated. As a result of the foregoing, the Company will not be able to file the Reporting Documents on or before the deadline for such filings of February 16, 2021. In addition, due to the uncertainty, the Company is withdrawing its previously provided guidance for Base EBITDA and unlevered free cash flow for Fiscal 2021 because the Weather Event may result in a positive or negative financial impact to the Company.

The Company has filed an application with the Ontario Securities Commission, its principal regulator, for a management cease trade order, in accordance with National Policy 12-203 - Management Cease Trade Orders (“NP 12-203”). If approved, this application would give the Company extra time of up to one month after February 16, 2021 to file the Reporting Documents. There can be no certainty that a management cease trade order will be granted. The applicable regulatory authorities may instead determine to issue a full cease trade order against the Company. The Company intends to file the Reporting Documents on or about February 22, 2021 following the anticipated completion of the Weather Event.

The Company has established a blackout on trading of the Company’s securities by directors and officers, and intends to continue the blackout until such time as the Reporting Documents have been filed.

The Company confirms that it intends to satisfy the provisions of the alternative information guidelines found in Section 9 and 10 of NP 12-203 for so long as it is delayed in filing the Reporting Documents.

ABOUT JUST ENERGY

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and terrapass. Visit https://investors.justenergy.com/ to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements, including with respect to the duration and financial impact of the Weather Event and the timing by which the Company will file the Reporting Documents. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to the impact of the Weather Event in the State of Texas commencing on or about February 13, 2021; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Michael Carter
Chief Financial Officer
Just Energy
mcarter@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc